Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

September 6, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated June 30, 2017 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated June 30, 2017 contained in the Company’s Registration Statement (No. 333-218604-02) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
PLUS Based on the Value of the Russell 2000® Index due December 5, 2018	August 31, 2017	A169
Buffered Accelerated Return Equity Securities due March 5, 2019	August 31, 2017	K870
Buffered Return Equity Securities due March 3, 2020	August 31, 2017	K871
Buffered Accelerated Return Equity Securities due March 3, 2020	August 31, 2017	K872
Absolute Return Barrier Securities due September 3, 2021	August 31, 2017	T1074
Absolute Return Digital Barrier Securities due September 6, 2022	August 31, 2017	T1075
Accelerated Barrier Notes due September 6, 2022	August 31, 2017	T1076
Trigger PLUS Based on the Value of the iShares® U.S. Real Estate ETF due September 3, 2020	August 31, 2017	T1086
7.00% per annum Contingent Coupon Autocallable Yield Notes due December 6, 2018	August 31, 2017	U2205
8.00% per annum Contingent Coupon Autocallable Yield Notes due December 6, 2018	August 31, 2017	U2206

11.00% per annum Contingent Coupon Autocallable Yield Notes due March 6, 2020	August 31, 2017	U2207
9.00% per annum Contingent Coupon Callable Yield Notes due September 8, 2020	August 31, 2017	U2208
6.50% per annum Contingent Coupon Callable Yield Notes due September 6, 2022	August 31, 2017	U2209
13.00% per annum Contingent Coupon Autocallable Yield Notes due March 6, 2020	August 31, 2017	U2231
Callable Contingent Income Securities due September 5, 2019	August 31, 2017	U2268